

NEWS RELEASE

January 26, 2010

CAPITOL FEDERAL FINANCIAL ANNOUNCES
QUARTERLY DIVIDEND

Topeka, KS – Capitol Federal Financial (Nasdaq: CFFN) announced today that its Board of Directors declared a quarterly cash dividend of $0.50 per share on outstanding CFFN common stock.

The dividend is payable on February 19, 2010 to stockholders of record as of the close of business on February 5, 2010.

CFFN will announce its earnings for the quarter ended December 31, 2009 on February 4, 2010.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 44 branch offices in Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which could affect the ability of the Company to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com